FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



HSBC HOLDINGS PLC BOARD AND COMMITTEE CHANGES

Jose Francisco Gil Diaz (63) has been appointed a Director of HSBC Holdings plc with effect from 2 January 2007.

Mr Gil Diaz, BSc, MA, PhD, an independent non-executive Director, was Secretary of Finance and Public Credit in Mexico until 30 November 2006. He was Chief Executive Officer of Avantel, a Mexican telecommunications company, from 1997 to 2000. Prior to that he was vice-governor of the Central Bank of Mexico where he also served as director of economic research, director general of tax policy and member of the board of governors. He is a member of the governing board of the Iberoamerican University and of the board of visitors of the Anderson School of Business at the University of California, Los Angeles. A member of the Group of Trustees of the Principles for Emerging Markets, part of the Institute of International Finance, Inc. A Board Member of CIDAC, a Mexican Centre of Research for Development and a Member of the Advisory Board of J.E. Roberts Cos. Inc.

There are no matters relating to the appointment of Mr Gil Diaz that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6).

Biographical details about Mr Gil Diaz are stated below.

The Board of Directors has made the following appointments with effect from the conclusion of the Annual General Meeting to be held in 2007:

Simon Robertson, an independent non-executive Director since January 2006, to be Senior Independent Non-Executive Director and a member of the Nomination Committee;

Sir Brian Williamson, an independent non-executive Director since 2002, to be chairman of the Nomination Committee;

James Hughes-Hallett, an independent non-executive Director since 2005, to be a member of the Nomination Committee;

Gwyn Morgan, an independent non-executive Director since October 2006, to be a member of the Remuneration Committee;

Rona Fairhead, an independent non-executive Director since 2004, to be chairman of the Group Audit Committee; and

Stewart Newton, an independent non-executive Director since 2002, to be a member of the Group Audit Committee.

Sharon Hintze, Raymond Ch'ien and Helmut Sohmen will retire at the Annual General Meeting in 2007 and will not seek re-election.

Following the Annual General Meeting in 2007, Sir Brian Moffat will cease to be Senior Independent Non-Executive Director and a member of the Group Audit Committee; Lord Butler will cease to be a member of the Nomination Committee; and William Fung will cease to be a member of the Remuneration Committee.


Jose Francisco Gil Diaz

Jose Francisco Gil Diaz has been appointed to the Board as an independent non-executive Director of HSBC Holdings plc with effect from 2 January 2007.

Mr Gil Diaz, was Secretary of Finance and Public Credit in Mexico until 30 November 2006. Between 1997 and 2000 he was Chief Executive Officer of Avantel, a Mexican telephone and internet service provider. Between 1994 and 1997 he was vice-governor of the Central Bank of Mexico, where he also served as a director of economic research, director general of tax policy and member of the board of governors. He is a member of the governing board of the Iberoamerican University and of the board of visitors of the Anderson School of Business at the University of California, Los Angeles. A member of the Group of Trustees of the Principles for Emerging Markets, part of the Institute of International Finance, Inc. A Board Member of CIDAC, a Mexican Centre of Research for Development and a Member of the Advisory Board of J.E. Roberts Cos. Inc.

Mr Gil Diaz received a bachelor's degree in economics from the Autonomous Technology Institute of Mexico, where he has also been a Professor, and a PhD in economics from the University of Chicago. He is married and has four children. In his spare time he enjoys mountain biking, wind surfing and alpine skiing.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 January 2007